04037267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11 – K/A

[X] AMENDMENT NO. 1 TO ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended........ December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ....to..........................

Commission file number......1-14959..... Brady Corporation

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRADY CORPORATION BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION BRADYGOLD PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Sequentially Numbered
(pg 1 of 15)

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA

Tel: +1 414 271 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrators of the Brady Corporation
Brady Matched 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Brady Corporation Brady Matched 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 23, 2004

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Participant-directed investments	$ 120,190,935	$ 98,862,010
Total investments	120,190,935	98,862,010
Receivables:		
Employer contributions	595,720	653,778
Participant contributions	166,721	336,858
Total receivables	762,441	990,636
Total assets	120,953,376	99,852,646
LIABILITIES:		
Cash payable (overdraft)	9,319	1,740
Total liabilities	9,319	1,740
NET ASSETS AVAILABLE FOR BENEFITS	$ 120,944,057	$ 99,850,906

See notes to financial statements.

(pg 5 of 15)

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Contributions:		
Participant contributions	$ 2,883,881	$ 2,785,766
Employer contributions	5,863,141	6,225,987
Transfer in from affiliated plans		615,495
Total contributions	8,747,022	9,627,248
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	19,469,037	(20,432,348)
Dividends	836,118	680,776
Interest	174,809	192,924
Net investment income (loss)	20,479,964	(19,558,648)
DEDUCTIONS:		
Benefits paid to participants	8,097,536	6,324,992
Administrative expenses	36,299	32,446
Total deductions	8,133,835	6,357,438
INCREASE (DECREASE) IN NET ASSETS	21,093,151	(16,288,838)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	99,850,906	116,139,744
End of year	$ 120,944,057	$ 99,850,906

See notes to financial statements.

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

The following description of the Brady Corporation Brady Matched 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan, as amended and restated January 1, 2001, is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the "Company"). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, co-op students, on-call employees or interns. The Plan allows employee contributions to qualify as salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code.

An employee may become a participant in the Plan on the first day of the month coinciding or following the employee's initial employment date. Participants may contribute up to 25% of their annual base compensation subject to the statutory maximum. Prior to March 1, 2002, the employee contribution percentage was limited to 12% of their annual base compensation subject to the statutory maximum. These voluntary contributions can be withdrawn in whole or part in case of qualifying emergencies (as defined in the Plan), subject to certain restrictions.

Effective February 1, 2002, Strand Ware 401(k) Plan was merged into the Plan.

Contributions—The Company is required to contribute a 100% matching contribution of up to 4% of the participants' annual base compensation, subject to compensation limits of $200,000, adjusted for inflation. Participants can self-direct all participant and Company contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Investment options include eleven equity funds, one fixed income fund, one bond fund, two money market funds, and Brady Corporation Class A non-voting common stock.

Vesting—The Plan provides for full vesting of participants' contributions from the date they are made. The Company's contributions become vested pro-rata over a three year period of continuous service. The participants' share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death.

Participants may withdraw their vested interests upon retirement, death, disability, or other termination of employment. Withdrawals are made at the participant's option in the form of a lump sum, installments, annuity, or in-kind in shares of Brady Corporation Class A non-voting common stock.

Upon partial or complete termination of the Plan or upon permanent discontinuance of contributions by the Company, all account balances of the participants become fully and completely vested. Distribution of such account balances shall be made by the trustee to the participants within a reasonable time.

Participant Loans—Participants may borrow from their plan accounts a minimum of $1,000 and up to 50% of their account balance with a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at the prime rate. As of December 31, 2003, the interest rates on outstanding loans range from 4% to 9.5%.

Forfeited Accounts—During December 31, 2003 and 2002, forfeited nonvested accounts were used to reduce future employer contributions by $110,758 and $103,231, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts payable to participants who had elected to withdraw from the plan prior to December 31, 2003 and 2002.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code "IRC" limits to the contributing participants.

3. INVESTMENTS

The value of investments held which exceeded 5% of the net assets available for benefits was as follows:

Issuer	Description	Fair Value
At December 31, 2003:		
Fidelity Securities Fund	Fidelity Advisor Equity Growth Fund	$48,339,338
PNC Bank, N.A.	Brady Stable Asset Fund*	17,296,562
PNC Bank, N.A.	Blackrock Index Equity Portfolio*	13,275,539
PNC Bank, N.A.	Blackrock Money Market Portfolio*	7,938,772
Fidelity Securities Fund	Fidelity Advisors Intermediate Bond Fund	8,279,513
At December 31, 2002:		
Janus Group of Funds	Janus Fund	19,025,611
Fidelity Securities Fund	Fidelity Advisor Equity Growth Fund	18,738,174
PNC Bank, N.A.	Brady Stable Asset Fund*	17,489,793
PNC Bank, N.A.	Blackrock Index Equity Portfolio*	9,523,629
PNC Bank, N.A.	Blackrock Money Market Portfolio*	10,039,218
Fidelity Securities Fund	Fidelity Advisors Intermediate Bond Fund	10,437,953

*Party-in-interest

Net appreciation (depreciation) in fair value of investments relates primarily to investments held with registered investment companies (equity funds, a fixed income fund, and a bond fund) for the years ended December 31, 2003 and 2002.

During the year ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Equity Funds	$ 18,370,097	$(21,664,793)
Fixed Income Fund	659,180	780,359
Bond Fund	17,768	472,613
Money Market Fund	40,808	120,185
Common Stock	381,184	(140,712)
Net depreciation of investments	$ 19,469,037	$(20,432,348)

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in unvested matching contributions in their accounts.

5. TAX STATUS

The Plan is a prototype plan and its sponsor received a determination letter dated, November 19, 2001, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2003. Therefore, no provision for income taxes is included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Par Value, Units or Shares	Description	Fair Value
	EQUITY FUNDS:	
55,546	MFS Emerging Markets Equity Fund	$ 1,062,047
1,085,789	Fidelity Advisor Equity Growth Fund	48,339,338
161,769	Fidelity Diversified International Fund	3,901,872
623,557	Blackrock Index Equity Portfolio *	13,275,539
372,374	Blackrock Small Cap Growth Equity Portfolio *	5,339,839
244,175	American Century Small Cap Value Fund	2,241,522
175,740	American Fund Washington Mutual Investors Fund	5,057,791
53,290	Fidelity Freedom 2010 Fund	693,837
110,558	Fidelity Freedom 2020 Fund	1,439,471
45,312	Fidelity Freedom 2030 Fund	586,786
28,089	Fidelity Freedom 2040 Fund	212,356
		82,150,398
	FIXED INCOME FUND -	
13,776,632	Brady Stable Asset Fund *	17,296,562
	BOND FUND -	
733,349	Fidelity Advisors Intermediate Bond Fund	8,279,513
	MONEY MARKET FUNDS:	
5,876,219	Blackrock Money Market Portfolio *	7,938,772
25,356	Brady Stock Liquidity Fund *	25,356
		7,964,128
	COMMON STOCK -	
46,742	Brady Corporation Class A Non-voting *	1,904,343
	PARTICIPANT LOANS - At prime; due through	
2,595,963	December 31, 2031 *	2,595,991
	TOTAL ASSETS (HELD AT END OF YEAR)	$ 120,190,935

*Party-in-interest.

(pg 12 of 15)

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP

SIGNATURES

The registrant's annual report on Form 11-K for the year ended December 31, 2003 for the Brady Corporation Matched 401(k) Plan is hereby amended and restated in its entirety to correct the filing made on June 28, 2004 and will be effective for all purposes as of that date.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION
BRADYGOLD PLAN

Date: July 6, 2004

Barb Bolens
Plan Administrative Committee
Member

EXHIBIT 23

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44505 of Brady Corporation on Form S-8 of our report dated April 23, 2004, appearing in this Annual Report on Form 11-K/A of Brady Corporation Brady Matched 401(k) Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
July 6, 2004